October 6, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 03-09
Washington, DC 20549

Re: Old Republic International Corporation
    Form 10-K, fiscal year ended December 31, 2005
    File No. 001-10607

Dear Mr. Rosenberg,

We have reviewed the comments on our above referenced filing in your letter dated September 8, 2006. Old Republic's response to the Commission's comments is as follows:

Item 7 - Management Analysis of Financial Condition and Results of Operations, page 23
--------------------------------------------------------------------------------
Comment 1  - Reserve for Loss and Loss Adjustment Expenses
----------------------------------------------------------

Comment 1 in the Commission's letter refers to prior comment 6 in the May 25, 2006 comment letter and requests that Old Republic clarify its proposed disclosures regarding the "reasonably likely" expectation of loss reserve development. The final two paragraphs of our July 7, 2006 response under the heading, "Volatility of Reserve Estimates and Sensitivity", will be modified to read as follows:

Volatility of Reserve Estimates and Sensitivity

Loss reserve uncertainty is illustrated by the variability in loss reserve development presented in the schedule which appears on page 9 under Item 1 of this Annual Report on Form 10-K. That schedule shows the cumulative loss reserve development for each of the past ten years through December 31, 2005 for the general insurance business which comprises the largest portion of Old Republic's loss and loss adjustment expense reserves at 82.5% of the total. For each of these ten calendar years, prior accident years' general insurance claim reserves have developed, as a percentage of the original estimates, within a range of 5.8% unfavorable in 2001 to a 7.2% favorable development in 1996. For the ten year period the net development has averaged .6% favorable.

On a consolidated basis, over the comparable ten year period, the favorable prior year loss reserve development has ranged from .9% to 12.9% and averaged 5.5%. Although management does not have a significant business reason for making projections of likely outcomes of future loss developments, its analysis and evaluation of Old Republic's existing business mix, current aggregate loss reserve levels, and loss development patterns suggests the reasonable likelihood that 2005 year-end loss reserves could ultimately develop within a range of +/- 5%. The most significant factors impacting the potential reserve development for each of the Company's insurance segments is discussed above. While the Company has generally experienced favorable loss development for the latest ten year period on an overall basis, the current analysis of loss development factors and economic conditions influencing the Company's insurance coverages indicates a gradual downward trend in favorable development during the most recent three years. Consequently, management believes that using a 5% potential range of reserve development provides a reasonable benchmark for a sensitivity analysis of the Company's reserves as of December 31, 2005.

Comment 2 - Executive Summary
-----------------------------
Cash, Invested Assets, and Shareholders' Equity, page 26
--------------------------------------------------------

The Commission's comment regarding the presentation of certain non-GAAP measures on page 24 of the Annual Report on Form 10-K indicates that further clarification is required regarding compliance with Item 10(e) of Regulation S-K. We propose to modify the disclosure following the existing table as follows:

The table above presents consolidated results in terms of both operating and net income to highlight the effect of investment gain or loss recognition and non-recurring items on period-to-period comparisons. Net operating income does not replace net income per share computed in accordance with U.S. GAAP as a measure of profitability. The recognition of investment gains or losses can be highly discretionary and arbitrary due to such factors as the timing of individual securities sales, recognition of losses from write-downs for impaired securities, tax-planning considerations, and changes in investment management judgments relative to the direction of securities markets or the future prospects of individual investees or industry sectors. Likewise, non-recurring items such as the income tax recovery described above, can distort the comparability of the Company's operating performance from period to period. Accordingly, management uses the non-GAAP financial measures to further evaluate current operating performance and believes the use of these measures enhances the understanding of Old Republic's operations by highlighting the underlying profitability of the business.

With respect to the table on page 26 of the Annual Report on Form 10-K we agree to remove disclosure of the per share amounts for cash and invested assets and shareholders' equity, at cost from future filings.

                                              *****

We trust that the discussion above is responsive to the Commission's comments. Please feel free to contact me at (312) 762-4229 if you have any comments or questions.

Very truly yours,

/s/ Karl W. Mueller

Karl W. Mueller
Senior Vice President and Chief Financial Officer



cc:  A.C. Zucaro
     Chairman and Chief Executive Officer



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